UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District

Beijing, People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure and Appointment of Directors

On November 2, 2022, Shuhua Ma and Zhi Li tendered their resignation as Class B directors of ReTo Eco-Solutions, Inc. (the “Company”), effective immediately. Neither of the resignations was for personal reasons and was not due to any disagreement with the Company. To fill the vacancies created by these resignations, on November 2, 2022, the Board of Directors of the Company (the “Board”) appointed Baoqing Sun and Tonglong Liu as Class B directors and members of the audit committee, compensation committee and nominating committee of the Company.

Baoqing Sun, age 59, served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014 before retiring in 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission, Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun received his bachelor’s degree in Automobile Engineering from Beijing Institute of Technology. Mr. Sun is well qualified to serve on the Board due to his experience in managing public construction and transportation projects and government relationship.

Tonglong Liu, age 58, served as the Chief Executive Officer and Chairman of Beike Huizhi Software Technology Co., Ltd., a private company, since June 2018. From December 2012 to June 2018, he served as the Vice President of Great China of Dassault Systèmes S.A., a software solutions provider. Mr. Liu was with PTC, Inc. (formerly Parametric Technology Corporation) (China), a computer software and services company, from March 1993 to November 2012, where he served as the Application Engineer from March 1993 to March 1995, Sale Representative from March 1995 to September 1996, District Manager of North China from September 1996 to September 1999, Reginal Director of North China from September 1999 to September 2002, Senior Regional Director of North China from September 2002 to September 2005, Area Vice President of China from September 2005 to September 2008, and Senior Vice President of China from September 2008 to September 2012. Prior to that, Mr. Liu worked at Computer Application Research Institute, NORICO Group from February 1988 to February 1993 where, he served as Engineer from February 1988 to February 1990 and as the Deputy Director of Computer Aided Design software research division from February 1990 to February 1993. Mr. Liu received his master’s degree and bachelor’s degree from the Department of Vehicle Engineering of Beijing Institute of Technology. Mr. Liu is well qualified to serve on the Board due to his experience in enterprise digital transformation including information management and product lifecycle management.

There are no family relationships between either of Mr. Sun or Mr. Liu and any director, executive officer, of the Company. There are no transactions between the Company and either of Mr. Sun or Mr. Liu that are subject to disclosure under Item 404(a) of Regulation S-K.

In connection with the appointments, pursuant to the offer letters dated November 2, 2022 (the “Offer Letters”), each of Mr. Sun and Mr. Liu is entitled to receive $10,000 per year for serving as directors and may receive stock grants pursuant to the Company’s share incentive plans. In addition, each of them is entitled to receive reimbursement for his actual travel expenses for each meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

The foregoing description of the Offer Letters is only a summary of the material terms of the Offer Letters and does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the form of the Offer Letter, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2022

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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